BofI Holding, Inc.

Investor Presentation

Greg Garrabrants
President and Chief Executive Officer

LD Micro Fifth Annual Conference

December 5 and 6, 2012

Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). The words “believe,” “expect,” “anticipate,” “estimate,” “project,” or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2012. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act

Q1 Fiscal 2013 Financial Highlights

Q1 2013 vs. Q1 2012	Amount ($M or %)	Increase (%)
Asset growth	$520.3	24.8%
Deposit growth	$358.8	24.0%
Loan portfolio growth	$469.1	32.5%
Loan origination growth	$376.3	109.7%
Non-performing assets to total assets	82 bps	2 bps
Q1 Net Income	$9.0	37.6%

Return on Equity: 18.5%

Return on Assets: 1.44%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial …

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	[illegible]	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	[illegible]
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 Bofl Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

2010 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

2010 Rank[1]	Company (ticker)	State	Score	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share 3-yr CAGR (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	Malaga Financial Corp. (MLGF)	CA	134.22	817	1.32	15.57	13.27	35.86	0.23	0.00
2	BofI Holding Inc. (BOFI)	CA	127.12	1,736	1.29	15.44	15.16	39.43	1.51	0.45
3	New York Community Bancorp Inc. (NYB)	NY	126.45	41,047	1.32	19.31	11.74	36.43	3.04	[illegible]
8	Kaiser Federal Financial Group Inc. (KFFG)[4]	CA	83.95	902	0.95	7.39	20.85	53.74	4.06	0.40
9	Northwest Bancshares Inc. (NWBI)[5]	PA	81.68	8,122	0.76	5.60	36.85	57.01	3.25	0.67

2 Bofl Holding, Inc. (BOFI) CA 127.12 1,736 1.29 15.44 15.16 39.43 1.51 0.45

#2

2009 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for the 12 months ended March 31, 2010 (1-25)

2009 rank[1]	2008 rank[2]	Company (ticker)	State	Score	Total assets ($M)	Core ROAA (%)	Core ROAE (%)	TBV / share 3-yr CAGR (%)	Efficiency ratio (%)	NPAs +90 / assets (%)	NCOs / avg. loans (%)
1	NR	Malaga Financial Corp. (MLGF)	CA	95.80	829.0	1.22	14.87	7.61	37.95	0.21	-0.01
2	2	Hingham Institution for Savings (HIFS)	MA	90.70	966.4	1.00	14.06	8.37	44.13	1.34	0.08
3	5	BofI Holding Inc. (BOFI)	CA	89.40	1,401.1	1.16	15.87	13.14	32.23	1.21	0.80
4	42	New York Community Bancorp Inc. (NYB)	NY	88.50	42,430.7	1.22	9.56	9.97	35.40	2.40	0.14
9	1	Flushing Financial Corp. (FFIC)	NY	81.10	4,183.1	0.77	9.25	5.76	47.48	2.36	0.39
10	6	Harleysville Savings Financial Corp. (HARL)	PA	79.10	843.1	0.58	9.60	3.54	61.88	0.08	0.07

3 5 Bofl Holding, Inc. (BOFI) CA 89.40 1,401.1 1.16 15.87 13.14 32.23 1.21 0.80

#3

Source: SNL Financial

… and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

2012 rank	2011 rank		Total assets ($000)	2011 ROAE (%)	2011 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	1	Bank of the Ozarks, Little Rock, AR	3,839,987	26.80	2.70	17.65	18.93	55.91	0.50
2	125	Southern BancShares, Mt Olive, NC	2,068,677	24.57	2.27	60.67	21.30	42.21	10.98
3	7	Republic Bancorp, Louisville, KY	3,419,991	21.42	2.76	40.34	24.74	43.42	3.67
4	6	Southside Bancshares, Tyler, TX	3,308,400	16.84	1.29	28.24	22.36	54.41	1.14
5	236	Pacific Mercantile Bancorp, Costa Mesa, CA	1,024,552	16.51	1.15	19.30	13.40	89.97	2.14
6	221	CoBiz Financial, Denver, CO	2,423,504	16.23	1.39	27.06	16.30	75.78	2.93
7	5	WestAmerica Bancorp., San Rafael, CA	5,042,161	16.14	1.78	23.14	15.83	49.16	2.19
8	4	BofI Holding, San Diego	2,223,797	16.00	1.33	14.72	13.77	42.03	1.28
9	16	Hingham Institution for Savings, Hingham, MA	1,127,276	15.52	1.13	4.53	13.55	42.88	0.85
10	26	Citizens & Northern Corp., Wellsboro, PA	1,323,735	15.30	1.78	23.31	21.17	51.22	1.35

Source: ABA Banking Journal, May 2012

Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 94% on ROE means that the Bank outperformed 94% of all Banks. The 16% G&A ranking means that only 16% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.54%	0.80%	88%
Return on equity	17.97%	6.57%	94%
G&A	1.56%	2.72%	16%
Efficiency ratio	33.47%	66.34%	4%

Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended September 30, 2012
Source: Uniform Bank Performance Report (UBPR) as of September 30, 2012

Our Business Model is More Profitable Because Our Costs are Lower…

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	3.69	3.60
Salaries and benefits	0.87	1.53
Premises and equipment	0.14	0.37
Other non-interest expense	0.66	1.27
Total non-interest expense	**1.67**	**3.17**
Core business margin	**2.02**	**0.43**

1. BofI Federal Bank only for the three months ended 9/30/12 - the most recent data on FDIC website "Statistics on Depository Institutions Report." Excludes BofI Holding Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 9/30/12. Total of 437 institutions $1-$10 billion

… Resulting In An Efficiency Ratio That Is Consistently One Of The Industry's Lowest



Efficiency Ratio
(BofI Federal Bank, for the fiscal quarter ended)
(%)
80
60
40
20
0
One of the lowest rates in the industry
32.62
32.74
34.85
63.11
Q3 '12
Q4 '12
Q1 '13
Banks1

1. Reported by FDIC – 437 commercial banks with $1-$10 billion in assets for the quarter ended 9/30/12
Source: FDIC Statistics on Depository Institutions (SDI) at 9/30/12. All data excludes bank holding companies

Well Capitalized for Growth

12-month Growth with Existing Capital and Annualized Q1 Earnings


30% asset growth with excess capital & retained earnings
4,000
3,000
2,000
1,000
0
$2,616,000,000
$312 million
$456 million
$3,384,000,000
September 30, 2012
September 30, 2013
Bank Assets
Deploy Existing Capital
Leverage Earnings
Possible Bank Assets

Bank Assets

- **Tier 1 Capital of 8.2% at September 30, 2012**

Deploy Existing Capital

- **Use $8 Million of Cash Available at 9/30/12**
- **Add $18 Million Raised in October 2012**
- Provides a Total of $26 Million in Bank Capital
- $312 million in Assets When Deployed at 12 to 1.

Leverage Earnings

- **Assume Q1 Earnings for Next Four Quarters**
- Generates Organic Bank Capital of $38 million
- Provides $456 million in Assets When Deployed at 12 to 1.

Possible Bank Assets

- **Assumes Tier 1 Capital at 8.0% - September 30, 2013**

Corporate Profile and Vision

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $2.6 billion asset savings and loan holding company[1]
- 12-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 38,000 deposit and loan customers[1]
- 261 employees ($10 million in assets per employee)[1]
- Market Capitalization of $340 million[2]

1. As of 9/30/12
2. As of 12/3/12 closing price of $26.50 per share

Diversified Branchless Customer Acquisition Channels

Consumer online brands (first three bank brands)

Bank brands	Description	Affinity Partners	Description
Bank of Internet USA – America's Oldest and Most Trusted Internet Bank	• Value-oriented consumer • High-end/older demographic	Costco Wholesale	• 65 million members
ufb direct	• Airline rewards oriented • Wider demographic	ASA AmericanSeniors.org – American Seniors Association; 60 Plus	• 12 million members
netbank	• Second chance checking • Turn-down product	Second Amendment Foundation	• 2 million members
BofI Federal Bank	• Business checking	Huntin' Is Good!	• 15 million hunters
BofI Advisor – Where Financial Opportunities Begin	• Products tailored to financial planning advisors and customers	APWU – American Postal Workers Union, AFL-CIO, William Burrus, President	• 500k+ current employees • Significant additional retirees

Preference Toward Delivery has Shifted Rapidly Toward the Internet Over the Last Four Years

Preferred Banking Method (2007)


Internet
Banking
23%
Other
20%
ATM
21%
36%
Branches

Preferred Banking Method (2011)


Other
10%
ATM
8%
Branches
20%
62%
Internet
Banking

Source: American Banker Association

With the Need For Branches to Deposit Checks Dropping Quickly


Avg. deposits per day per branch
300
250
200
150
100
50
0
2006
2008
2010
2012
2014
Check decline without remote deposit capture
With remote deposit capture
Check decline only
With RDC

- 45% decline from 2006 to 2011
- Additional decline by 2014 of 90% with Remote Deposit Capture Implementation

Source: Celent

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions



Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.8
~4.0% CAGR
1995
2000
2005
2010
2011

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2011 Teller Line Study; ICBA Independent Banker Magazine, March 2011

Branch Banks are Losing Sources of Revenue that Supported "Free" Checking

Interchange Income
Average Transaction Fee


Cents
0.6
0.4
0.2
0.0
0.44
0.21
-55%
Pre-Durbin
Post-Durbin

- Interchange is roughly 20% on non-interest income
- $27.5 billion per year of lost interchange income
- Under $10 billion asset size banks unaffected

Bank Service Charges


$ Billions
3
2
1
0
2.70
2.30
-20%
Q4 2009
Q4 2010

- Non-sufficient funds fees significantly reduced from new regulation

Source: American Banker; Celent

Banks over $50 Billion Dollars In Assets Offering Free Checking Dropped to Less than 35% from 96% in One Year

Banks greater than $50 billion in assets that offer free checking



Thousands
100
80
60
40
20
0
96.0%
34.8%
-61.2%
2009
2010

Represents a secular trend toward less competitive products at banks with branch-based cost structures

Source: American Banker

Enhanced Value Proposition For Deposit Customers

Product

- Free checking with unlimited ATM reimbursement
- Rate rewards features
- Merchant/purchase rewards

Customer Service

- Enhanced call center representatives training
- Call center representative extended hours
- Outbound calling for setup and welcome

Platform Features

- Remote check deposit capture
- Personal financial management/account aggregation
- POP money (money transfer to mobile phones to emails)
- Enhanced mobile banking platform
- Mobile remote deposit capture (March)
- New iPhone and Android application

CNN Money Recently Highlighted the Bank's Checking Account in Its Article Describing the Bank as "One of 7 Banks That Is Still Awesome"



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Note: Information as of October 2011

Key Growth

Key Areas of Growth	Growth: 09/11-09/12
Checking balance	107.94%
MMS balance	157.46%
Savings balance	42.50%
CD balance	-42.47%
Transaction account balance	140.64%
Gen Y (1978-1994)	35.19% of accounts, 14.94% of account bal
Gen X (1965-1977)	13.17% of accounts, 39.57% of account bal

Primary Business – Lending

Lending

- **Single family** — 85%[1]
  - **Gain-on-sale Mortgage Banking**
    - Internet and affinity lead sources
    - Self-service operation
    - Low-fixed costs
  - **Wholesale Jumbo**
    - High-end portfolio lender
      - “Common Sense" underwriting
      - Quarter to date average LTV of 60%
  - **Warehouse Lending**
    - Product provides vertical integration and strengthens mortgage banking relationships
- **Multifamily** — 12%[1]
  - **Retail**
  - **Wholesale**
    - 15 high quality originators with average experience of 15+ years
    - Highly ranked website-apartmentbank.com
    - 11-year history as portfolio bank
    - High credit quality
    - Quarter to date average LTV of 62% and DSCR of 1.51%
- **Capital Markets** — 3%[1]
  - **Loan Purchases and Sales**
    - Wide network of relationships
    - Significant due diligence experience
    - Over $1bn of closed transactions
  - **Loan Originations**
    - Complex transaction structure assistance
    - Highly creative and opportunistic
    - Unique asset classes
  - **Specialty Finance**
    - Unique receivables
    - Niche market with high returns

1. Percent of total originations and purchases for quarter ended September 30, 2012

Our Rapid Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters



2,000,000
1,500,000
1,000,000
500,000
0
1,443,860
1,526,523
1,595,704
1,720,563
1,912,999
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

Average Loan to Value					
Multifamily	54%	52%	54%	54%	55%
Single family	53%	52%	54%	54%	54%

Loan Origination Group Production
Year over Year

($ Millions)	Q1-2013 Production	Q1-2012 Production	Pipeline[1]
Single Family – Gain on Sale	$186.9	$90.4	$125.7
Single Family – Jumbo Portfolio	167.5	125.8	272.2
Single Family – Warehouse	256.8	0.0	121.9
Multifamily – Portfolio	87.7	76.4	89.5
Total	$698.9	$292.6	$609.3

1. Applications in as of 11/05/12

Best in Class Asset Quality

Non-current (30 days+) loans to total loans[1]


(%)
4
3
2
1
0
3.09
1.03
BofI[1]
Banks $1-10 bn

Assets in non-accrual to total assets[1]


(%)
4
3
2
1
0
1.42
0.79
BofI[1]
Bank $1-10 bn

1. As reported in FDIC SDI report at 9/30/12. Total of 437 institutions included in the $1-$10 billion group.

Loan Diversity – September 30, 2012

Loan Portfolio[1]

100% = $1,937 Million



Consumer and other
Commercial
2
7
SF residential
52
Multifamily
38
1
Home equity

1. Gross loans before premiums, discounts and allowances

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

COMPANY

Greg Garrabrants, President and CEO

BofI Holding, Inc.

Phone: +1-858-350-6203

greg.garrabants@bofifederalbank.com

www.bofiholding.com

Investor Relations

Mark A. McPartland, Senior Vice President

MZ Group

Phone: +1-646-593-7140

Mobile: +1-910-297-6442

markmcp@mzgroup.us

www.mzgroup.com